Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-254987

Prospectus Supplement No. 1

(To Prospectus dated April 5, 2022)

OUSTER, INC.

This prospectus supplement updates, amends and supplements the prospectus dated April 5, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-254987). Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K (the “Current Report”), filed with the SEC on April 29, 2022. Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Ouster, Inc.’s common stock and warrants are listed on the New York Stock Exchange under the symbols “OUST” and “OUST WS.” On April 29, 2022, the closing price of our common stock was $3.31 and the closing price of our warrants was $0.70.

Investing in our securities involves certain risks. See “Risk Factors” beginning on page 4 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 2, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 29, 2022

Ouster, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39463	86-2528989
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

350 Treat Avenue San Francisco, California	94110
(Address of principal executive offices)	(Zip Code)

(415) 949-0108

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	OUST	New York Stock Exchange
Warrants to purchase common stock	OUST WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.

On April 29, 2022 (the “Closing Date”), Ouster, Inc., a Delaware corporation (the “Company”), and its subsidiary Sense Photonics, Inc. entered into a loan and security agreement (the “Loan Agreement”) with Hercules Capital, Inc. (“Hercules”) pursuant to which Hercules agreed to make available to the Company a secured term loan facility in the amount of up to $50 million (the “Term Loan Facility”), subject to certain terms and conditions. In accordance with the terms of the Loan Agreement, $20 million was funded by Hercules on the Closing Date. Also, an additional $20 million is available to the Company under the Loan Agreement on or before March 15, 2023. The Company may also borrow an additional $10 million under the Loan Agreement on or before June 15, 2023 subject to satisfying certain conditions relating to the achievement of trailing twelve month revenue and profit milestones.

Advances under the Term Loan Facility bear interest at the rate of interest equal to greater of either (i) (x) the prime rate as reported in The Wall Street Journal plus (y) six and fifteenth one hundredths percent (6.15%), and (ii) nine and forty one hundredths percent (9.40%), subject to compliance with financial covenants and other conditions. The Loan Agreement includes covenants, limitations, and events of default customary for similar facilities. The Loan Agreement matures on May 1, 2026 (the “Maturity Date”).

Interest on amounts borrowed under the Loan Agreement is payable on a monthly basis until June 1, 2025 (the “Amortization Date”). After the Amortization Date, payments shall consist of equal monthly installments of principal and interest payable until the secured obligations are repaid in full. However, if the Company achieves certain equity proceed, revenue or profit targets for the twelve-month period ending December 31, 2023, then the interest-only payments will continue and the Company will be obligated to repay the aggregate principal amount on the Maturity Date. The entire principal balance and all accrued but unpaid interest hereunder, shall be due and payable on the Maturity Date. On the earliest to occur of the Maturity Date, the date on which the obligations under the Loan Agreement are paid and the date on which such obligations become due and payable, the Company is also required to pay Hercules an end of term charge from $1.490 million to $3.725 million, depending on the amount borrowed.

The Company may prepay the principal of any advance made pursuant to the terms of the Term Loan Facility at any time subject to a prepayment charge equal to: 2.50%, if such advance is prepaid in any of the first 12 months following the Closing Date, 1.50%, if such advance is prepaid after 12 months but prior to 24 months following the Closing Date, and 1.0%, if such advance is prepaid anytime thereafter.

If the Company fails to maintain an unrestricted cash balance of $60 million, the Loan Agreement has a revenue financial covenant that requires the Company to achieve certain trailing twelve month revenue targets tested quarterly.

All obligations under the Loan Agreement are unconditionally guaranteed by the Company’s subsidiary Sense Photonics, Inc. The Term Loan Facility is secured by substantially all of the Company’s and the guarantors’ existing and after-acquired assets, including all intellectual property, all securities in existing and future domestic subsidiaries and 65% of the securities in foreign subsidiaries, subject to certain exceptions and exclusions.

The Loan Agreement contains customary covenants for transactions of this type and other covenants agreed to by the parties, including, among others, (i) the provision of annual, quarterly and monthly financial statements, management rights and insurance policies and (ii) restrictions on incurring debt, granting liens, making acquisitions, making loans, paying dividends, dissolving, and entering into leases and asset sales. The Loan Agreement also provides for customary events of default, including, among others, payment, bankruptcy, covenant, representation and warranty, change of control, judgment and material adverse effect defaults.

The foregoing summary is only a summary of the material terms and does not purport to be complete. The description is qualified in its entirety by reference to the Loan Agreement, which will be filed as an exhibit to a Quarterly Report on Form 10-Q to be filed by the Company.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of a Registrant.

To the extent required, the discussion set forth above under Item 1.01 of this Current Report on Form 8-K is incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ouster, Inc.

Date: April 29, 2022	By:	/s/ Adam Dolinko
	Name:	Adam Dolinko
	Title:	General Counsel and Secretary